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Women-ledBrunchLunchDinner
SoFusion Cafe'

American food with Caribbean influences

Baltimore, MD 21201
Modified hours & offerings
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SoFusion Cafe' previously received $22,900 of investment through Mainvest.
Profile
Data Room
Updates 38
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $5,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
SoFusion Cafe' is seeking investment to purchase a new trailer for catering; which will allow us to tap into additional revenue.
Generating RevenueOperating Pop-ups
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PRESS
Sofusion Cafe' Opening This Weekend in Hollins Market

Restaurant Sofusion Cafe' will open this Sunday at 6 S. Poppleton St. in Hollins Market. The two-story restaurant space is in a free-standing building that has been vacant in recent years.Sofusion

THE TEAM
Denise Butts
Owner

The owner has a twenty-five year career in supervising, managing and facilitating organizational development. In 2018, the owner established a food service business -Campbell's Cafe' in Baltimore City from the ground up, serving as owner, CFO and quality Assurance officer. The owner is a licensed food service manager in the state of Maryland

Kim Kirby
Operations assistant/chef

Multi-facet twenty year career background in Food Service, Human Resources, Research, Medical Billing an Financial Management

OUR MISSION

SoFusion Cafe' offers a delicious variety of American & Caribbean cuisine. Two sisters, Kimberly Kirby & Denise Butts, teamed up with Chef Levy of Kingston, Jamaica to create savory dishes that will kindle your taste buds & bring joy to your soul!

To provide the community with quality and delicious foods at an affordable price.
To source at least 80% of our products locally.
To have an open and welcoming environment, where everyone can feel welcome.
To share our love and passion for food, by preparing delicious dishes that touches your mind, body and soul.
OUR FOOD - DELICIOUS AND ALWAYS MADE TO ORDER!

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Q&A
Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" – Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" – Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" – Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." – Angela M.

Customer Review

"Excellent food & I love it" – David B.

Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" – Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" – Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" – Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." – Angela M.

Customer Review

"Excellent food & I love it" – David B.

Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" – Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" – Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" – Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." – Angela M.

Customer Review

"Excellent food & I love it" - David B.

OUR CREED

Our business creed - 4FI, RIP, and STEAM- drives employee training and establishes our identity as a progressive and relevant business in the industry and the greater community.

Our 4-Point Feeling Impact Model – Feeling Pleasure, Feeling Comfort, Feeling First-Class, Feeling Inspired (4FI).
Our four essential core values – Respect, Integrity – Professionalism (RIP).
We offer access to Twenty-First Century amenities - sports viewing, access to technology through Wi-Fi; entertainment; arts; and music (STEAM) - for special functions, dine-in and venue usage customers.
We specialize in preparing Exceptionally Good & Tasty Food in an Exceptionally clean, neat environment with an aesthetic appeal.
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Updates
Investor Exclusive
JULY 8TH, 2021
This Weekend

Hello....I just wanted to share that SoFusion Cafe will be a food vendor this Saturday and next at Bay Life Brewing.. hope to see you there...https://www.baylifebrewing.com/events

Investor Exclusive
JULY 1ST, 2021
Thank you

Thank you so much for investing in SoFusion Cafe'

JUNE 30TH, 2021
1 Hour Remaining

This has been such and emotional experience for the SoFusion Cafe family. Prior to starting this process, we really believed that we would have to close our doors and now we see light through the storm. Thank you all so very much

JUNE 30TH, 2021
Thanks for your support

With just a few hours remaining in SoFusion Cafe' campaign, I want to take the time to thank everyone that has invested in us. We look forward to this new business opportunity we have with each and everyone of you.

JUNE 30TH, 2021
Home Stretch

Just a few more hours and SoFusion Cafe' will not be able to take any additional investments. Please help us finish strong and continue to invest in our business.

Thank you 🙏

JUNE 29TH, 2021
1 Day Remaining

There's only one day remaining for SoFusion Cafe' investment period. I want to ask those that are watching to please considering investing in a family ran restaurant.

JUNE 29TH, 2021
Less Than A Day Remaining

With less than a day remaining in this investment campaign; I would like to take this time to thank everyone that invested in SoFusion Cafe'. Please continue to invest.

Thank you

JUNE 28TH, 2021
Home Stretch

The home stretch is approaching and once again the SoFusion Cafe family would like to thank all of those that have taken the time to read our story and invested in us. Again, our future would look very bleak if it wasn't for the generosity of you all.

Thank you

JUNE 28TH, 2021
2 Days Remaining

With only two days remaining in this campaign round, I would once again like to thank all of the investors for taking a chance with SoFusion Cafe'. I hope that there are others that would like to take this journey of growth and prosperity with us.

Thank you everyone

JUNE 27TH, 2021
Thank You

Thanks to all of the investors that continue to invest in SoFusion Cafe. This is truly a blessing

JUNE 27TH, 2021
3 Days Remaining

Wow...the countdown starts now...with only 3 days remaining I ask that you continue to invest in SoFusion Cafe....we need your help to continue to grow

JUNE 26TH, 2021
Thank you

Thank you all for the continued investments. Almost home

JUNE 26TH, 2021
Just 4 Days Remaining

Please help SoFusion Cafe' reach our maximum goal. Become apart of our family. Come and go on this journey or growth with us.

Thank you from the SoFusion Cafe' family

JUNE 25TH, 2021
5 days left

Thank you for investing in SoFusion Cafe' . Please continue the support.

JUNE 24TH, 2021
Wow 5 days remaining

We can't thank you enough. The outpouring of investments has far exceeded our expectations thus far. Please continue to invest you won't be disappointed with the outcome.

JUNE 23RD, 2021
Almost there

Almost at the home stretch. Please continue to invest in SoFusion Cafe'. Your investments are needed and appreciated.

JUNE 23RD, 2021
7 days remaining

Hello, SoFusion Cafe' only has 7 days remaining to gain investors. Please help us finish strong. We simply can't do it without you.

JUNE 22ND, 2021

Juneteenth

The Juneteenth event hosted by City of Gods was a wonderful experience. Please continue to invest in SoFusion Cafe so that we can continue providing quality services to our communities.

JUNE 20TH, 2021
Catering Opportunities

Just a quick update SoFusion Cafe' was hired to cater a very private upscale wedding. The quest list is over 250. This is the biggest catering opportunity we have had thus far. Thinks are looking up for us.

JUNE 20TH, 2021
Successful Event

SoFusion Cafe' had the honor of participating in this year's Juneteenth event hosted by City Of Gods..It's was such an honor to meet all of the other vendors supporting one another. Can't wait until the next one.

JUNE 16TH, 2021
Juneteenth Celebration

SoFusion Cafe will be participating as a vendor this year. Please come out and support a local business

JUNE 14TH, 2021
WJZ News SoFusion Cafe

https://baltimore.cbslocal.com/video/5675536-baltimore-community-members-invest-in-local-businesses-to-combat-food-deserts/

JUNE 14TH, 2021
Upcoming catering event

SoFusion Cafe is so pleased to cater thus event

JUNE 13TH, 2021
Caribbean foodies

Stop by and get some bbq jerk chicken. It's delicious.

JUNE 13TH, 2021
New addition to the menu

You must try our sweet fries topped with a homemade vanilla/almond cream cheese glaze...

JUNE 12TH, 2021
News Exposure

Hello, please click on the below link to see the wonderful interview that was done to showcase SoFusion Cafe'

https://baltimore.cbslocal.com/video/5675536-baltimore-community-members-invest-in-local-businesses-to-combat-food-deserts/

JUNE 8TH, 2021
Community Lunch Grab & Go

We are so excited to be apart of this event.

JUNE 6TH, 2021
Headed In the right direction

I'm so happy with the increase in sales since coming aboard with Mainvest. The feedback that we're receiving from our customers are great

JUNE 4TH, 2021
University of Maryland Community Engagement Center

Breakfast on the go ....

JUNE 4TH, 2021
UMC Employee Lunch

We had the pleasure of catering for 100 University of Maryland employees

JUNE 1ST, 2021
We Need Your Investments To Survive

SoFusion Cafe' future depends on the investments from our community. This restaurant was build on the blood, sweat and tears of my family. We now need to extend that family to investors like you. We offer dishes that no other restaurant in the area offers. With our Southern touch and Caribbean flair we have something for all of your taste buds needs.

MAY 25TH, 2021
Community Help

Time is winding down and I still need the help from my community in order to succeed. SoFusion Cafe' was founded because I wanted to share my passion of cooking. But cooking is only one part of it. I want to feed my customers soul. My mother once told me that anyone can cook, but not everyone cooks with love.

MAY 20TH, 2021
Investments needed

Hello, SoFusion Cafe' is seeking investors that's willing to take a chance on a winning team. If your having doubts I ask that you give me a call. I'm wiling to answer any questions that you have as well as allow you to taste one of our mouth watering dishes on the house. I can be reached at 443-769-7000 (Kim)

MAY 17TH, 2021
Something special

invest,invest and invest. Be apart of a movement that's going to be out of this world. My love and passion for food brings something special to your taste buds.

MAY 16TH, 2021
Chef's Comments

If your looking to invest in a up and coming restaurant SoFusion Cafe is for you. We offer unique food choices as well as a customizable menu to fit everyone's taste buds. As one of the chefs I pride myself treating every customer that walks through our door with respect that resonates in our dishes.

MAY 12TH, 2021
Invest

Invest invest invest...SoFusion has plans to make big moves in the future. You will not be disappointed.

MAY 10TH, 2021
Name your dish

Just another little incentive. For anyone that invest $300 or more you will have a dish created and named after you. You will forever be apart of the big picture.

MAY 9TH, 2021
Incentive for investing

Please take the time to review my business profile. SoFusion Cafe' was built on our love and passion for food. Our goal is to give the community fresh delicious food daily; without breaking their pockets. For anyone that invest $200 or more will receive a $50 gift card to SoFusion Cafe'

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase of Cart $9,400

Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $503,700 $554,070 $592,854 $622,496 $641,170
Cost of Goods Sold $402,960 $443,256 $474,283 $497,996 $512,935
Gross Profit $100,740 $110,814 $118,571 $124,500 $128,235

EXPENSES

Rent $18,600 $19,065 $19,541 $20,029 $20,529
Operating Profit $82,140 $91,749 $99,030 $104,471 $107,706
This information is provided by SoFusion Cafe'. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $15,000
Amount Invested $0
Investors 0
Investment Round Ends September 13, 2021
Summary of Terms
Legal Business Name Sofusion Cafe
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 0.5%–0.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2028
Financial Condition
Other outstanding debt or equity

As of 4/8/2021, SoFusion Cafe has debt of [$6500] outstanding and a cash balance of [$600]. This

debt is sourced primarily from [Lease/rent and will be senior to any investment raised on

Mainvest. In addition to the SoFusion Cafe's outstanding debt and the debt raised on Mainvest,

SoFusion Cafe may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SoFusion Cafe' to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

SoFusion Cafe' operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SoFusion Cafe' competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SoFusion Cafe''s core business or the inability to compete successfully against the with other competitors could negatively affect SoFusion Cafe''s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in SoFusion Cafe''s management or vote on and/or influence any managerial decisions regarding SoFusion Cafe'. Furthermore, if the founders or other key personnel of SoFusion Cafe' were to leave SoFusion Cafe' or become unable to work, SoFusion Cafe' (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SoFusion Cafe' and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SoFusion Cafe' is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SoFusion Cafe' might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SoFusion Cafe' is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SoFusion Cafe'

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SoFusion Cafe''s financial performance or ability to continue to operate. In the event SoFusion Cafe' ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SoFusion Cafe' nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SoFusion Cafe' will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SoFusion Cafe' is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SoFusion Cafe' will carry some insurance, SoFusion Cafe' may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SoFusion Cafe' could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect SoFusion Cafe''s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SoFusion Cafe''s management will coincide: you both want SoFusion Cafe' to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SoFusion Cafe' to act conservative to make sure they are best equipped to repay the Note obligations, while SoFusion Cafe' might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If SoFusion Cafe' needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SoFusion Cafe' or management), which is responsible for monitoring SoFusion Cafe''s compliance with the law. SoFusion Cafe' will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SoFusion Cafe' is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SoFusion Cafe' fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SoFusion Cafe', and the revenue of SoFusion Cafe' can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SoFusion Cafe' to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by SoFusion Cafe'. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Denise B. 14 days ago SoFusion Cafe' Entrepreneur

Thank you so much I'm so sorry about your friend. Maybe we can name a dish after your friend?

Frank F. East Hartford, CT 14 days ago

I invested because a friend who died last year was a fan of jerk chicken so my investment is in her memory

Bernetta C. Cheverly, MD 18 days ago

I invested because I am excited by the development that I see in the area and want businesses who have a desire to build and grow in southwest Baltimore to succeed.

Denise B. 18 days ago SoFusion Cafe' Entrepreneur

Thank you so much for the investment in SoFusion Cafe. My family has always had a desire to open a restaurant in an area that would appreciate good quality food and the customer service to match it. We enjoy what we do and we believe that is reflected in our food.

Denise B. 19 days ago SoFusion Cafe' Entrepreneur

Thanks to everyone that has supported SoFusion Cafe'. Your generosity has been more than appreciated. Please continue to invest.

Denise B. a month ago SoFusion Cafe' Entrepreneur

SoFusion Cafe' appreciates everyone that has invested in us and look forward to seeing your faces soon. Thanks to everyone

Mia R. Baltimore, MD 2 months ago

I invested because of the Southwest Partnership ABCs of local investing event. Loved learning more about the restaurant and we look forward to dining there soon.

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you so much Mia your investment is much appreciated

Tracie M. Mitchellville, MD 2 months ago

I invested because I want to see small business thrive.

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you so very much for supporting me and my passion for cooking

Noah S. Baltimore, MD 2 months ago

I invested in this business to promote their growth in the southwest corridor of Baltimore City.

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you so much Noah.

Thomas R. New Britain, CT 2 months ago

Please tell me more about your building and neighborhood. It seems like you're an island. :) With the nearby development will you get pushed out? Or is that helping you?

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Hello Thomas, the past and present developments are actually helping our business. I work really hard with our community supports to make sure we're not being pushed out. My customers enjoy the warm and welcoming experience they receive when they come to SoFusion Cafe

Thomas R. New Britain, CT 2 months ago

Thank you for your reply. You seem to have a great product. I will be investing soon.

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you so very much

Stephanie G. 2 months ago SoFusion Cafe' Entrepreneur

Southwest Baltimore is an amazing part of our city. It's home to our 2 stadiums, 2 big hospitals, and several University of MD's graduate schools. As COVID restrictions ease, the area will get even more activity. As a Baltimorean, though, what I especially love about SW Baltimore is its strong sense of community and pride.

Thomas R. New Britain, CT 2 months ago

Thank you for your reply. We need places like So Fusion in all neighborhoods to make a "neighborhood".

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you. With your support we hope to be around along time

Andrew L. Baltimore, MD 2 months ago

I supported this to help them succeed

Thomas B. Baltimore, MD 2 months ago

I invested because of Stephanie Geller and MD Community Wealth Builders!

Denise B. 2 months ago SoFusion Cafe' Entrepreneur

Thank you so much for investing in my business. It means the world to me. I can't wait to meet you in person to express my gratitude.

SoFusion Cafe' isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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